File No. 70-8411


                     SECURITIES AND EXCHANGE COMMISSION

                            Washington, DC  20549


                       POST-EFFECTIVE AMENDMENT NO. 9

                                     TO

                         APPLICATION OR DECLARATION

                                     ON

                                  FORM U-1

                                    UNDER

               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     ALLEGHENY POWER SERVICE CORPORATION
                            800 CABIN HILL DRIVE
                            GREENSBURG  PA  15601

                        ALLEGHENY POWER SYSTEM, INC.
                             12 EAST 49TH STREET
                             NEW YORK, NY  10017

                              AYP CAPITAL, INC.
                             12 EAST 49TH STREET
                             NEW YORK, NY 10017


(Name of company or companies filing this statement and addresses of principal executive offices)


                        Allegheny Power System, Inc.


(Name of top registered holding company parent of each applicant or declarant)

                       Nancy H. Gormley, Esq.
                       Vice President
                       Allegheny Power System, Inc.
                       Tower Forty-Nine
                       12 East 49th Street
                       New York, NY  10017


                   (Name and address of agent for service)

                              TABLE OF CONTENTS
                                                                       Page

Background. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

Overview. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

Part I.     Energy-Related Activities . . . . . . . . . . . . . . . . .  2

      1.    Activities. . . . . . . . . . . . . . . . . . . . . . . . . .2

            A.   Energy Management Services and Demand-Side Management
                 Services . . . . . . . . . . . . . . . . . . . . . . . .3

      2.    Investment and Financing. . . . . . . . . . . . . . . . . . .5

            A.   Investment In, and Financing Of, AYP Capital . . . . . .5

            B.   Investment In, and Financing Of, Energy-Related
                 NEWCO. . . . . . . . . . . . . . . . . . . . . . . . . .6

            C.   Guarantees . . . . . . . . . . . . . . . . . . . . . . .6

Part II.    Other Activities  . . . . . . . . . . . . . . . . . . . . .  7

            A.   FUCOs, EWGs and Project NEWCOs . . . . . . . . . . . .  7

            B.   Factoring of Accounts Receivable . . . . . . . . . . . 12

            C.   Real Estate Activities . . . . . . . . . . . . . . . . 14

Part III.   Transactions With Associates and Accounting . . . . . . . . 15

Part IV.    Reporting . . . . . . . . . . . . . . . . . . . . . . . . . 16

    1. Applicants hereby delete in its entirety, Item 1. Description of Proposed Transaction contained in Post-Effective Amendment No. 7 and further amend Item 1. Description of Proposed Transaction by adding to the end thereof the following:


                                 BACKGROUND

            By order dated July 14, 1994 (HCAR No. 26085), Allegheny Power System, Inc. ("APS"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), was authorized to organize and finance AYP Capital, Inc. ("AYP Capital") for the purpose of investing directly or indirectly in (i) companies in the area of emerging technologies related to APS's core utility business, and (ii) companies for the acquisition and ownership of exempt wholesale generators ("EWGs") within the definition of
Section 32 of the Act.

            By order dated February 3, 1995 (HCAR No. 26229) AYP Capital was authorized to expand the scope of those previously approved activities to include activities related to the development, acquisition, construction, ownership and operation of EWGs. In addition, AYP Capital was authorized to engage in preliminary development activities in respect of (i) qualifying cogeneration facilities and small power production facilities ("SPPs") located throughout the United States, in accordance with the Public Utility Regulatory Policies Act of 1978 and regulations thereunder; (ii) nonqualifying cogeneration facilities, nonqualifying SPPs and independent power production facilities ("IPPs") located within the service territories of APS public utility subsidiary companies (the "Operating Subsidiaries"); (iii) EWGs;
(iv) companies involved in new technologies related to the core business of APS; and (v) foreign utility companies as defined in Section 33(a) of the Act ("FUCOs"). AYP Capital was also authorized to provide consulting services to nonaffiliate companies. APS was authorized to increase its investment in AYP Capital from $500,000 to $3 million.


                                  OVERVIEW

      Applicants propose that the authority requested in Part I herein for energy-related activities be effective in each case through the earlier of December 31, 1999 or the effective date of rules adopted by the Commission exempting such transactions from the approval requirements of the Act. APS and AYP Capital request authority to allow AYP Capital and one or more special purpose subsidiaries to engage in the following energy-related activities:

            To allow AYP Capital or a special purpose subsidiary ("EMS NEWCO") to provide energy management services and demand-side management services to non-associate companies, and to provide those services to associate companies at cost in compliance with Rules 90 and 91. APS requests authority to invest in AYP Capital, and AYP Capital further requests authority to invest in an Energy-Related NEWCO, up to an aggregate of $75 million outstanding at any one time for these activities.


            It is proposed that the authority requested in Part II herein for other activities not specifically within proposed Rule 58 be effective in each case through the earlier of December 31, 1999 or the effective date of rules adopted by the Commission exempting such transactions from the approval requirements of the Act. APS and AYP Capital request authority to allow AYP Capital and one or more special purpose subsidiaries to engage in the following additional activities:

            (A) To allow AYP Capital to engage in activities directly or indirectly related to the development, acquisition, ownership, construction and operation of FUCOs and the acquisition of the securities of one or more companies ("Project NEWCOs") engaged directly or indirectly, and exclusively, in the business of owning and holding the securities of FUCOs and/or EWGs. APS and AYP Capital request authorization for up to $100 million in loans and guarantees and up to $200 million in nonrecourse debt securities in connection with EWGs, FUCOs and Project NEWCOs;

            (B) To allow AYP Capital or a special purpose subsidiary ("Factoring NEWCO") to factor the accounts receivable of associate and non-associate utility companies, municipalities and electric cooperatives. APS requests authority to invest in AYP Capital, and AYP Capital further requests authority to invest in a Factoring NEWCO, up to an aggregate of $25 million outstanding at any one time for these activities; and

            (C) To allow AYP Capital or a special purpose subsidiary ("Real Estate NEWCO") to engage, on an agency basis, in activities directly or indirectly related to the real estate portfolio of APS and its associate companies at cost in compliance with Rules 90 and 91. APS requests authority to invest in AYP Capital, and AYP Capital further requests authority to invest as a Real Estate NEWCO, up to an aggregate of $2 million outstanding at any one time for these activities.

                     PART I.  Energy-Related Activities


1.    Activities

            APS and AYP Capital request authority for AYP Capital and one or more special purpose subsidiaries to engage in the activities described below. "Special purpose subsidiaries" as used herein (for example, EMS NEWCO, Factoring NEWCO and Real Estate NEWCO) will be wholly-owned subsidiaries of AYP Capital. AYP Capital proposes to organize these newly created corporations and to invest in and provide funding for them up to the aggregate limits sought herein through (1) acquisition of common stock, (2) loans and the conversion of any such loans to capital contributions. The Applicants believe that all of the activities described in this Part I fit within the activities specifically enumerated in proposed Rule 58 under the Act as permissible for an "energy-related company" within the meaning of paragraph (b)(1) of proposed Rule 58.

(A)   Energy Management Services and
      Demand-Side Management Services

            APS and AYP Capital request authority to allow AYP Capital or an EMS NEWCO to provide a wide range of energy conservation services, energy management services and demand-side services to non-associate companies at market prices and to associate companies at cost. AYP Capital also requests authority for it or an EMS NEWCO to invest in energy management equipment and/or provide customer financing for the purchase of energy conservation, energy management and demand-side management services and the purchase of equipment (including equipment purchased from third party vendors and suppliers).

            Energy conservation, energy management and demand-side management services have a clear relationship to the core business of APS and present an area for APS to provide additional services to its customers and potential customers as well as other consumers of energy while utilizing APS' expertise and technical resources. In fact, AYP Capital has filed a separate Application-Declaration together with EUA Cogenex Corporation requesting permission to jointly form a Delaware limited liability company for the purpose of providing energy conservation services and for both companies to guarantee third party loans obtained by the limited liability company.

            AYP Capital expects to offer (directly or through an EMS NEWCO) energy management services and demand-side management services to customers in and around the service territory of the Operating Subsidiaries, but does not intend to limit activities in this business to such area.

            Energy management and demand-side management services will be offered primarily to commercial and industrial customers. Targeted commercial customer segments initially include: private colleges and universities, private hospitals and nursing homes, food service and grocery chains, and commercial offices with multiple sites. Industrial customers initially will include: companies engaged in general manufacturing, iron and steel production, coal production, strip and deep mining. These customer segments have been selected for initial focus based upon the consistent expressions of strong interest in energy management, demand-side management and energy conservation by Operating Company customers in these segments.

            Commercial customers have expressed interest in the following areas of energy management and conservation: audits and analysis of energy sources and uses; management of energy use; indoor and outdoor lighting; quality of electric power; electric motor selection and use; air quality; systems for heating, ventilation and air conditioning, including thermal energy storage systems.

            Industrial customers have expressed interest in the following areas of energy management and conservation: audits and analysis of energy sources and uses; indoor and outdoor lighting; electrotechnologies; electric motor selection and use; air quality; systems for heating, ventilation and air conditioning, including thermal energy storage systems; consultation with respect to environmental quality requirements; and facility management services.

            APS and AYP Capital request authority to allow AYP Capital or an EMS NEWCO to provide the following types of energy management and demand-side management services to non-associate companies and associate companies:

            (a)  Energy management services including:   (1) the
      identification of energy and other resource (water, labor, maintenance, materials, etc.) cost reduction and/or efficiency opportunities; (2) the design of facility and process modification and/or enhancement to realize such opportunities; (3) the management of or the direct construction or installation of energy conservation or energy efficiency equipment; (4) the training of client personnel in the operation of equipment; (5) the maintenance of energy systems; (6) the design and/or management of and/or the direct construction or installation of new and retrofit heating, ventilating and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures, to realize energy and other resource efficiency or to otherwise meet a customer's energy needs; (7) performance contracts, i.e., contracts under which the service provider is paid for its services and/or the equipment it installs based on the energy savings or other identified factors that result from such services and equipment;
      (8) assistance in identifying and arranging financing for energy conservation or efficiency programs or for the purchase of equipment to meet a customer's energy needs; (9) system commissioning, i.e., observing the operation of the installed system to insure that it meets the design specifications; (10) the reporting of system results; and
      (11) other similar or related energy management activities.

            (b) Demand-side management services including: (1) design of energy conservation programs; (2) implementation of energy conservation programs; (3) performance contracts for demand-side management work;
      (4) monitoring and/or evaluating demand-side management programs, including metering and site inspection; and (5) other similar or related demand-side management activities.

            In addition, APS and AYP Capital request authority to allow AYP Capital or an EMS NEWCO to make investments in energy efficiency and conservation assets and/or other industrial or commercial equipment utilizing or involved in the utilization of electric power (collectively, "energy assets") and/or loans to energy services and demand-side management customers or customers who purchase or may be expected to purchase electricity, directly or indirectly, from an Operating Subsidiary to enable such customers to finance the purchase of such energy assets. The energy assets so acquired may be leased or sold to customers at prices to be negotiated based upon the fair market value thereof. Such energy assets would also be used by AYP Capital or an EMS NEWCO in providing energy conservation and efficiency services to associate companies at cost. They may also be used to provide services to non-associates, including industrial and retail customers of associate companies, at prices based on the fair market value thereof. AYP Capital or an EMS NEWCO may retain title to the facilities and equipment used to provide these services. Customer financing will enable AYP Capital's or the EMS NEWCO's customers to purchase goods and services from third party vendors and suppliers of their own choosing on terms and conditions negotiated directly by them.

            Customer financing may take the form of capitalized leases, operating leases, tax exempt financings, promissory notes, or conditional sales contracts. The term and duration of these arrangements will vary from one year to thirty years. All financing will be priced at fair market value, and will include the cost of the equipment, interest and the cost of capital, and the credit worthiness of the particular customer and arrangement involved.

            In February 1995, the Commission in EUA Cogenex Corporation (Release No. 35-26232) recognized that the provision of energy management services is closely related to the core business of electric utility companies. Moreover, the Applicants believe that the proposed energy management and demand-side management services fall within the provisions of paragraph (i) of section (b)(1) of proposed Rule 58.

2.    Investment and Financing

            APS seeks authorization to increase its investment in AYP Capital, and to permit AYP Capital to incur debt which may be guaranteed by APS, which is set forth in more detail below in connection with energy-related activities, in order to enable AYP Capital to (i) engage in the activities described in Part I as well as the activities previously approved by the Commission, and (ii) make investments in an EMS NEWCO ("Energy-Related NEWCO") to engage in such activities.

(A)   Investment in, and Financing of, AYP Capital

            APS proposes to invest in AYP Capital up to an aggregate of $75 million outstanding at any one time (calculated as provided herein) through December 31, 1999 in connection with the activities previously approved by the Commission and the energy-related activities described in Part I through any combination of (1) purchases of AYP Capital's common stock, and
(2) loans to AYP Capital. In addition, AYP Capital proposes to obtain loans from banks or other lenders or issue other recourse obligations which may or may not be guaranteed by APS. Any such borrowings by AYP Capital from third parties that are guaranteed by APS would be included in and subject to the $75 million aggregate investment authority requested by APS. Seventy-five million dollars represents less than 2% of APS' consolidated capitalization of $4,525,893,826 at June 30, 1995.

            APS and AYP Capital are also requesting authorization in Part II of this Application for (i) up to $100 million in Section A (FUCOs and EWGs) and authority to issue up to $200 million of nonrecourse debt securities, (ii) up to $25 million in Section B (Factoring of Accounts Receivable), and (iii) up to $2 million in Section C (Real Estate). However, Applicants state that no more than an aggregate of $100 million will be outstanding at any one time in connection with all of the activities in this Post-Effective Amendment combined, including loans and guarantees, and not more than $200 million in nonrecourse debt securities will be outstanding. One hundred million dollars represents less than 2.5% of APS' consolidated capitalization at June 30, 1995.

            To the extent such investments involve loans to AYP Capital, such loans will be made from time to time prior to December 31, 1999, with maturities no later than December 31, 2004. Such loans if they are from APS will bear a fixed interest rate equal to a rate not exceeding the prime rate in effect on the date of the loan at a bank designated by APS. Loans to AYP Capital under the authority requested herein may be funded by APS through its short-term borrowing program, as previously authorized by order of the Commission dated November 5, 1993 (File No. 70-7888, Release No. 35-25919). Such loans may be evidenced by notes from AYP Capital payable to the order of APS in the principal amount of such loan, or may be made pursuant to open account advances. In the case of loans from lenders other than APS, the loans will have a fixed interest rate not to exceed, on the date of the loan, 3%
over the prime rate at a U.S. money center bank to be designated by APS.   Any
notes sold to a lender other than APS may be guaranteed by APS as to principal, premium, if any, and interest. In connection with any such sale, lender fees such as underwriting and commitment fees may be paid in an amount not greater than 3% of the principal amount of any note. It is further proposed that any notes issued to APS hereunder may, at the option of APS, be converted to capital contributions to AYP Capital through APS's forgiveness of the debt represented thereby.

(B)   Investment in, and Financing of, an Energy-Related NEWCO

            APS and AYP Capital also request authorization through December 31, 1999 for AYP Capital to organize an Energy-Related NEWCO and to invest in and provide funding to such Energy-Related NEWCO through
(1) purchases of capital stock and (2) loans and the conversion of any such loans to capital contributions. APS and AYP Capital propose that any amount permitted to be invested by APS in AYP Capital shall be permitted to be reinvested by AYP Capital in an Energy-Related NEWCO. In addition, the Applicants propose that the Energy-Related NEWCO be granted the authority to obtain loans from banks or other lenders which may or may not be guaranteed by APS or AYP Capital. Any such borrowings by the Energy-Related NEWCO from third parties would be included in and subject to the $75 million investment authority requested by APS for the energy-related activities in Part I. All of the parameters with respect to loans to AYP Capital described above in subsection (A) would also apply to loans to such Energy-Related NEWCO, except that guarantees of loans may also be made by AYP Capital.

(C)   Guarantees

            APS and AYP Capital also propose, from time to time, to guarantee or to act as surety on bonds, indebtedness and performance and other obligations issued or undertaken by AYP Capital or an Energy-Related NEWCO in connection with their businesses. It is anticipated that, in the ordinary course of business, AYP Capital and the Energy-Related NEWCO may be required to furnish various types of bonds including bid bonds, performance bonds, and material and payment bonds, and provide commercial sureties for obligations under certain of such bonds. The proposed indemnification by APS or AYP Capital of such sureties will facilitate obtaining the necessary bonds when needed and at more favorable rates than if such obligations were not guaranteed and will enhance the competitiveness of AYP Capital and the Energy-Related NEWCO in the marketplace.

            APS and AYP Capital seek the authority to provide such guarantees of and similar provisions and arrangements concerning AYP Capital's and an Energy-Related NEWCO's indebtedness to third parties, performance and undertaking of other obligations through December 31, 1999; provided, that any guarantees or indemnifications outstanding at December 31, 1999 shall continue until expiration or termination in accordance with their terms. To the extent that the amount of any underlying obligation being guaranteed by APS or AYP Capital is not included in and subject to the $75 million investment authority requested pursuant to subsections (A) and (B) above, any such guarantees, indemnifications and sureties will be included in and subject to such $75 million investment authority. For purposes of computing the above limitations, neither agreements to provide guarantees or indemnifications of sureties of AYP Capital or the Energy-Related NEWCO which have not actually been issued, nor the respective shares of any such obligations or indemnification of sureties held by any joint venture partner of AYP Capital or any Energy-Related NEWCO, will be counted. It is further proposed that, because the need for such guarantees and indemnifications cover a range of contracts too broad to describe all of their natures at this time, APS, AYP Capital and the Energy-Related NEWCO have the flexibility to negotiate specific guarantees and similar provisions and arrangements with third parties, and indemnifications of sureties, as the need to do so arises, without further Commission authorization.

                         PART II.  OTHER ACTIVITIES

            APS and AYP Capital also request authority for AYP Capital and one or more special purpose subsidiaries to engage in the following additional activities which are not specifically enumerated in section (b)(1) of proposed Rule 58.

(A)   FUCOs, EWGs and Project NEWCOs

            Based on its experience and skills in electricity generation, transmission and distribution and related fields, APS believes that it is well positioned to identify, evaluate, select and operate FUCOs which present attractive investment opportunities, and AYP Capital has been granted authority to engage in preliminary development activities in respect thereof. APS and AYP Capital now seek authorization to expand the scope of such previously approved activities to allow AYP Capital to engage in activities directly or indirectly related to the acquisition of and ownership of interests in, construction and/or operation of FUCOs, including any necessary authority for AYP Capital to make such investments in FUCOs through any type of investment vehicles, including limited partnerships or other types of joint entities such as limited liability companies, the sole objective of which is to make investments in one or more FUCOs.

            AYP Capital has previously received authority to acquire interests in EWGs, and is in this application requesting authority to invest in FUCOs. APS and AYP Capital seek authorization to permit them to effect such investments in EWGs and FUCOs, (collectively "Exempt Subsidiaries") through special purpose subsidiaries to be organized from time to time for such purposes. (See, e.g., Release No. 35-26096 wherein The Southern Company was authorized to acquire the securities of one or more companies engaged in the business of owning and holding the securities of FUCOs and EWGs.)

            APS and AYP Capital request authorization to acquire in one or more transactions, the securities of one or more companies ("Project NEWCOs") engaged directly or indirectly, and exclusively, in the business of owning and holding the securities of Exempt Subsidiaries. The Applicants propose that the authorization requested herein remain effective until the earlier of: (i) December 31, 1999; and (ii) the effective date of any rule of general applicability adopted by the Commission that would exempt the acquisition of any securities of any Project NEWCOs from the requirements of Section 9(a) and 10 of the Act.

            A Project NEWCO may be organized at the time of, and in order to facilitate, the making of bids or proposals to acquire an interest in any Exempt Subsidiary, or after the award of a bid proposal, in order to facilitate closing on the purchase or financing of any such Exempt Subsidiary. A Project NEWCO also may be organized subsequent to the consummation of an acquisition of an interest in an Exempt Subsidiary for a number of different reasons, including to effect an adjustment in the respective ownership interests in any Exempt Subsidiary held by APS or AYP Capital and unaffiliated co-investors; facilitate a partial sale of an interest in any such Exempt Subsidiary; comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; or limit exposure to U.S. and foreign taxes as part of tax planning.

            APS and AYP Capital request authority to make direct or indirect investments in Project NEWCOs. Any such direct or indirect investment in any Project NEWCO would be consummated only if, at the time thereof, and giving effect thereto, APS' "aggregate investment," determined in accordance with Rule 53(a)(1)(i), in all FUCOs, EWGs and Project NEWCOs would not exceed 50% of APS' "consolidated retained earnings," as defined in Rule 53(a)(1)(ii). Under this limitation, APS' present investment limitation in FUCOs, EWGs and Project NEWCOs is approximately $485 million. In addition, any such investment in any particular Project NEWCO would be limited to an amount no greater than the amount reasonably required in connection with making the underlying investment in any Exempt Subsidiary (or Exempt Subsidiaries) with respect to which such Project NEWCO was organized or formed, taking into account development expenditures, working capital needs and cash reserves required to be maintained in accordance with financing documents.

            The Applicants propose that a Project NEWCO may also acquire and hold direct or indirect interests in both FUCOs and EWGs. The ability to combine ownership of both FUCOs and EWGs under a single company will enable APS, where appropriate and consistent with other objectives, to minimize the number of separate intermediate subsidiaries needed in connection with its investments in EWGs and FUCOs.

            APS seeks authorization to invest in AYP Capital up to an aggregate of $100 million outstanding at any one time (calculated as provided in section 2 of Part I) through December 31, 1999 in the same manner and on the same terms as described in section 2 of Part I (including guarantees by APS of AYP Capital obligations) in connection with the activities described in this section. Applicants state that no more than an aggregate of $100 million will be outstanding at any one time in connection with all of the activities this Post-Effective Amendment combined, including loans and guarantees, nor more than $200 million in nonrecourse debt securities will be outstanding. In addition, APS and AYP Capital also request authorization through December 31, 1999 for AYP Capital to organize, from time to time, Project NEWCOs and to invest in and provide funding to such Project NEWCOs in the same manner and on the same terms as the Applicants request authority for AYP Capital to invest in an Energy-Related NEWCO as described in section 2 of Part I, except that for these purposes APS and AYP Capital also request authorization to invest in and provide funding to Project NEWCOs through purchases of partnership interests and trust certificates in addition to capital stock, or the equivalent of any of the foregoing under the laws of foreign subsidiaries, if applicable. APS and AYP Capital also propose, from time to time, to provide guarantees with respect to AYP Capital and Project NEWCOs in the same manner and on the same terms as the Applicants propose to provide with respect to AYP Capital in connection with energy-related activities and the Energy-Related NEWCO in section 2 of Part I.

            In addition to the foregoing, APS and AYP Capital also request approval for any Project NEWCOs to issue equity securities and debt securities to persons other than APS or AYP Capital (and with respect to which there is no recourse to AYP Capital),[1] including banks, insurance companies and other financial institutions, exclusively for the purpose of financing (including any refinancing of) investments in Exempt Subsidiaries. Such securities may be issued in one or more transactions from time to time through the earlier to occur of (i) December 31, 1999, and (ii) the effective date of any rule of general applicability adopted by the Commission exempting such transactions from the application requirements under the Act. It is proposed that the aggregate principal amount of nonrecourse debt securities issued by Project NEWCOs to persons other than APS and AYP Capital will not exceed $200 million at any one time outstanding (or the equivalent in currencies other than U.S. dollars). Non-U.S. dollar-denominated debt would be incurred only to finance non-U.S. dollar investments or would be fully hedged into U.S. dollars. In any case in which APS or AYP Capital directly or indirectly own less than all of the equity interests in a Project NEWCO, only that portion of the

[1]Any indebtedness of a Project NEWCO as to which there is recourse to either APS or AYP Capital would be included in the $100 million investment authority requested by APS and would be subject to the same terms and conditions as indebtedness of APS and AYP Capital described in this section.

nonrecourse indebtedness of such Project NEWCO equal to APS' equity ownership percentage shall be included for purposes of the foregoing limitation.

            Equity securities issued by any Project NEWCOs to any party other than APS or AYP Capital may include shares of capital stock, partnership interests, trust certificates or the equivalent of any of the foregoing under applicable foreign law. Nonrecourse debt securities issued to parties other than APS or AYP Capital may include secured and unsecured promissory notes, subordinated notes, bonds or other evidences of indebtedness. Securities issued by Project NEWCOs may be denominated in either U.S. dollars or foreign currencies.

            The amount and type of such securities, and the terms thereof, including interest rate, maturity, prepayment or redemption privileges, and the terms of any collateral security granted with respect thereto, would be negotiated on a case-by-case basis, taking into account differences from project to project in optimum debt-equity ratios, projections of earnings and cash flow, depreciation lives, and other similar financial and performance characteristics of each project. Accordingly, APS and AYP Capital request the authority to negotiate the terms and conditions of such securities without further approval by the Commission.

            Notwithstanding the foregoing, no equity security having a stated par value would be issued or sold by a Project NEWCO for a consideration that is less than such par value. No note, bond or other evidence of indebtedness issued or sold by any Project NEWCOs will mature later than 30 years from the date of issuance thereof or will bear interest at a rate which exceeds the following: (i) if such note, bond or other indebtedness is U.S. dollar denominated, at a fixed rate not to exceed, on the date of issuance, 6.5% over the yield to maturity on an actively traded, non-callable, U.S. Treasury note having a maturity equal to the average life of such note, bond or other indebtedness (the "Applicable Treasury Rate"),[2] or at a floating rate not to exceed, on the date of issuance, 6.5% over the then applicable prime rate at a U.S. money center bank to be designated by APS (the "Applicable Prime Rate"); and (ii) if such note, bond or other indebtedness is denominated in the currency of a country other than the United States, at a fixed or floating rate which, when adjusted (i.e., reduced) for the prevailing rate of inflation in such country, as reported in official indices published by such country, would be equivalent to a rate on a U.S. dollar denominated borrowing of identical average life that does not exceed, on the date of issuance, 10% over the Applicable Treasury Rate (interpolated if necessary) or Applicable Prime Rate, as the case may be.

[2]If there is not actively traded Treasury note with a maturity equal to the average life of such note, bond or other evidence of indebtedness, then the Applicable Treasury Rate would be determined by interpolating linearly with reference to the yields to maturity on actvely traded, non-callable, Treasury notes having maturities near (i.e., both shorter and longer than) such average life.

            In connection with the issuance of any nonrecourse debt securities by any Project NEWCO, it is anticipated that such Project NEWCO may grant security in its assets. Such security interest may take the form of a pledge of the shares or other equity securities of an Exempt Subsidiary that it owns, including a security interest in any distributions from any such Exempt Subsidiary, or a collateral assignment of its rights under and interests in other property, including rights under contracts.

            AYP Capital also requests authority for any Project NEWCO to agree to pay placement or commitment fees, and other similar fees, to placement agents or others in connection with any sale of its non-recourse debt securities or equity securities.

            In connection with investments in Exempt Subsidiaries, it is typical that a portion of the capital requirements of any such Exempt Subsidiary would be obtained through nonrecourse financing involving borrowings from banks and other financial institutions. In some cases, however, it may be necessary or desirable to structure an investment in an Exempt Subsidiary such that the obligations created are not those of the Exempt Subsidiary, but instead those of its parent companies. For example, in a consortium of nonaffiliated companies bidding to purchase the securities or assets of an EWG or FUCO, each of the consortium members would be obligated to fund its respective share of the proposed purchase price. If external sources of funds are needed for this purpose, a participant in the consortium may choose to engage in nonrecourse financing through one or more single-purpose subsidiaries -- such as the Project NEWCOs -- that would then utilize the proceeds of the financing to acquire an ownership interest in the Exempt Subsidiary.[3]

            APS and AYP Capital believe that external financing by any Project NEWCO involves the same issues that are involved when the financing is carried out by an Exempt Subsidiary in terms of the potential adverse impacts upon the financial integrity of a registered holding company system. Accordingly, where the proceeds of any such financing (including any refinancing) are utilized to make an investment in any Exempt Subsidiary, and there is no recourse directly or indirectly to APS with respect to the securities issued or sold, there is no basis for any adverse findings under Section 6, 7 and 12 of the 1935 Act, provided that, at the time of the issuance thereof, APS is in compliance with Rule 53.

            All services rendered by AYP Capital or Project NEWCOs to non-affiliates will be based upon the fair market value thereof. AYP Capital and Project NEWCOs also propose to provide such services and sell goods at fair

[3]Typically, the shares of capital stock or other equity interests in the Exempt Subsidiary would be pledged to secure the securities issued by the Project NEWCO.

market prices to any associate EWG, FUCO or QF[4] and to Project NEWCOs which are any of the foregoing, and request an exemption pursuant to Section 13(b) from the requirements of Rules 90 and 91 as applicable to such transactions in which any one or more of the following circumstances are met:

            1. Such associate entity is a FUCO, or is an EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

            2. Such associate entity is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC") or the appropriate state public utility commission, provided that the purchaser of such electricity is not an associate company of AYP Capital within the APS System;

            3. Such associate entity is a QF that sells electricity exclusively (i) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company, other than any associate company of AYP Capital within the APS System, at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA; or

            4. Such associate entity is an EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser of such electricity is not an associate company of AYP Capital within the APS System.

(B)   Factoring of Accounts Receivable

            APS and AYP Capital request authority to allow AYP Capital or the Factoring NEWCO to purchase accounts receivable (i) of the Operating Subsidiaries, and (ii) of non-associate companies whose primary revenues are derived from the sale of electricity, including municipalities and electric cooperatives. (See File No. 70-7218, Release No. 35-26190 wherein CSW Credit, Inc., a non-utility subsidiary of Central and South West Corporation, a registered holding company, was authorized to expand its factoring business to the factoring of accounts receivable of non-associate electric utility companies.)

            APS and AYP Capital believe that the factoring of accounts receivable of the Operating Subsidiaries will reduce the capitalization requirements of the Operating Subsidiaries, thus lowering the revenue required from ratepayers, and will benefit APS shareholders through the earnings generated by the factoring operation. APS and AYP Capital also believe that,

[4]QF is a qualifying facility as defined under the Public Utility
   Regulatory Policies Act of 1978, as amended ("PURPA").

for the same reasons factoring would benefit the Operating Subsidiaries, it will be able to find opportunities profitably to factor accounts receivable of non-associate companies. APS and AYP Capital are familiar with the patterns of billing and collection in the electric utility industry and understand and can manage the business risks involved in factoring accounts receivable of non-associate electric utilities, including municipalities and electric cooperatives. Accordingly, after an introductory period of conducting factoring activities solely with the Operating Subsidiaries, it is expected that factoring services will be expanded to non-associate electric utilities, including municipalities and electric cooperatives subject to the parameters described below.

            AYP Capital and the Factoring NEWCO will limit the acquisition of receivables from non-associate companies so that the trailing twelve-month average amount of non-associate company receivables held as of the end of any calendar month (i.e., the average of the month-end amounts for such month and the preceding 11 months) will be less than the trailing twelve-month average amount of receivables acquired from APS associate companies and held as of the end of such calendar month.

            AYP Capital or the Factoring NEWCO will purchase accounts receivable from the associate company or non-associate company on the day that such accounts receivable become due and payable. Purchases from Operating Subsidiaries are intended to be made at discounts which are competitive to those of other entities providing comparable factoring services. The methodology to be used in determining an appropriate discount will incorporate an analysis of the credit quality of the portfolio of assets being acquired and the costs and expenses, including interest costs, incurred in operating the Factoring NEWCO. In order to calculate the discount, historical information on the portfolio of accounts receivable will be analyzed to determine (i) expected losses on the pool of assets to be purchased and (ii) the average life of the receivables portfolio. The discount may be different for each of the Operating Subsidiaries and will be determined as described below.

            The discount is a factor which is adjusted for the average life of the receivables portfolio. The factor is the sum of (a) a percentage which reflects the expected losses that will result from nonpayment due to credit reasons, (b) a percentage equal to the cost of financing the pool of receivables, (c) a percentage equal to the servicing fees to be paid to the respective Operating Subsidiary to service the portfolio, (d) a percentage equal to any costs and expenses associated with operating the Factoring NEWCO, and (e) a return on the equity invested in the Factoring NEWCO.

            Accounts receivable will be assigned to AYP Capital or the Factoring NEWCO on a nonrecourse basis, except to the extent that such receivable is invalid, and AYP Capital or the Factoring NEWCO will bear the risk of the uncollectability of the account. An invalid receivable is one which is fraudulent, or one which is noncollectible for reasons other than an inability or unwillingness on the part of a customer to pay an amount which is legally owned. Each company from which accounts receivable are purchased is expected to be appointed to act as collection agent in respect of such account receivables.

            The factoring activities of AYP Capital and the Factoring NEWCO will be conducted so that the risks associated with factoring operations for non-associate companies will be borne by the APS shareholders and not the Operating Subsidiaries or their ratepayers. Separate audited accounting records will be maintained for the factoring activities in respect of each non-associate customer.

            In addition, APS and AYP Capital also request authorization through December 31, 1999 for AYP Capital to organize a Factoring NEWCO and to invest in and provide funding to such Factoring NEWCO in the same manner and on the same terms as the Applicants request authority by AYP Capital to invest in an Energy-Related NEWCO as described in section 2 of Part I. APS and AYP Capital also propose, from time to time, to provide guarantees with respect to AYP Capital and the Factoring NEWCO in the same manner and on the same terms as the Applicants propose to provide with respect to AYP Capital in connection with energy-related activities and the Energy-Related NEWCO.

(C)   Real Estate Activities

            From time to time various associate companies of AYP Capital determine that real estate which they own and which is not in rate base is not being used or could be used more profitably. In order to derive further value from such real estate that associate companies of AYP Capital may own from time to time, and to centralize real estate related activities for the holding company system, APS and AYP Capital request authority to allow AYP Capital and the Real Estate NEWCO to engage, as agent for the system companies, in the following real estate related activities with reference to properties which are not in rate base: (i) managing the system's real estate portfolio, including identification of currently useful and non-useful properties;
(ii) marketing excess or unwanted system real estate, including advertising and contacting potential buyers; and (iii) marketing, brokering or otherwise facilitating the exploitation of resources contained in or on system real estate. No real estate will be purchased by AYP Capital in connection with its activities. Rather AYP Capital will provide real estate services such as identifying currently useful and non-useful properties to associate companies on an agency basis at cost in compliance with Rules 90 and 91. The net proceeds realized from any sale or development will go to the company which owns the subject asset. The system companies which currently own real estate that is not in regulated rate base are Monongahela Power Company, The Potomac Edison Company, West Penn Power Company, AP Coal Company and West Virginia Power & Transmission Company. Managing the real estate portfolio by AYP Capital or a Real Estate NEWCO, as agent for the system companies, may involve identifying non-productive real estate assets, identifying and evaluating alternative uses for such assets, arranging for the "best use" of those assets (i.e. sale, timbering, oil/gas drilling, and mining), or monitoring the ongoing financial performance of the system's real estate portfolio that is not in rate base.

            The resources contained in or on system real estate which is not in rate base include timber, oil, gas and coal. AYP Capital may, as agent for the system companies, explore options and arrange for the logging of timber, drilling for oil and gas and/or mining for coal on those properties.

            In addition, APS and AYP Capital also request authorization through December 31, 1999 for AYP Capital to organize a Real Estate NEWCO to perform the above-described services for associate companies of AYP Capital. APS and AYP Capital further request authority to invest in and provide funding to such Real Estate NEWCO in the same manner and on the same terms as the Applicants request authority by AYP Capital to invest in the Energy-Related NEWCO as described in section 2 of Part I. APS and AYP Capital also propose, from time to time, to provide guarantees with respect to AYP Capital and the Real Estate NEWCO in the same manner and on the same terms as the Applicants propose to provide with respect to AYP Capital in connection with energy-related activities and an Energy-Related NEWCO.

           PART III.  TRANSACTIONS WITH ASSOCIATES AND ACCOUNTING

            AYP Capital currently has no employees. A wide range of services are provided on an as-needed basis to AYP Capital by personnel employed by Allegheny Power Service Corporation ("APSC"), a wholly-owned subsidiary of APS, pursuant to a Service Agreement effective August 8, 1994. The Service Agreement provides that AYP Capital will reimburse APSC for the cost of services provided, computed in accordance with Rules 90 and 91 of the Act and applicable rules and regulations.

            At the present time, APSC budgets for personnel to meet the requirements of the utility as well as the non-utility businesses which it supports. Consequently, the staffing for APSC fluctuates. However, it is the intention of AYP Capital that its business requirements will not diminish the responsibility of APSC personnel to serve the Operating Companies in a timely fashion so that the Operating Companies may serve their customers.

            Initially, AYP Capital anticipates that each wholly-owned subsidiary of AYP Capital ("NEWCO") may or may not have paid employees. If not, personnel employed by APSC will provide a wide range of services on an as-needed basis to such NEWCO pursuant to a service agreement to be entered into between the NEWCO and APSC. Under this service agreement, the NEWCO will reimburse APSC for the cost of services provided, computed in compliance with Rules 90 and 91 of the Act, as well as applicable rules and regulations. All time spent by APSC employees working for such NEWCO will be billed to and paid by such NEWCO on a monthly basis.

            Subject to Commission approval, AYP Capital or NEWCOs may at some future date enter into similar agreements for the performance of services with other APS companies. At no time will AYP Capital or NEWCOs use in excess of 2% of the total employees of all other Allegheny system domestic public utility companies.

            APSC employees maintain records (by work order) showing time spent in rendering services, nature of services, and identity of companies or groups of companies served. APSC has established AYP Capital project and administrative work orders for APSC employees working on behalf of AYP Capital. All charges for time and associated incremental out-of-pocket expenses incurred by APSC employees working on behalf of AYP Capital will be billed to and paid by AYP Capital on a monthly basis. If AYP Capital utilizes Operating Company personnel, the Operating Company personnel will maintain records (by work order) showing the time spent in rendering services and the nature of the services. All charges for time and associated incremental out-of-pocket expenses incurred by Operating Company personnel working on behalf of AYP Capital will be billed to and paid by AYP Capital on a monthly basis. Internal system controls, such as monthly reviews of accounts, assure that charges will be paid by AYP Capital monthly.

            AYP Capital will maintain separate financial records and detailed supporting records by project. These records will include, but are not limited to, service company billings, project investment, outside consulting fees, administrative expenses, and APS capital contributions. APSC personnel, pursuant to the service agreement with AYP Capital, are responsible for record keeping and reporting which are in compliance with generally accepted accounting principles.

            Each NEWCO will also maintain separate financial records and detailed supporting records by project. These records will be available to any proper federal regulatory agency or state regulatory agency for review. The accounting staff of APSC, pursuant to the service agreement with each NEWCO, will be responsible for record keeping and reporting which are in compliance with generally accepted accounting principles.

            Within 45 days after AYP Capital determines that the purpose for owning any NEWCO no longer exists, it shall liquidate or dissolve any such NEWCO unless, within that time, AYP Capital determines that any such NEWCO may be used in conjunction with another proposal or plan as described herein in a different Exempt Subsidiary. To the extent needed, APS and AYP Capital request authority to liquidate or dissolve any NEWCO under such circumstances.

            Revenues from customers of AYP Capital and NEWCOs which are not associated with APS will be calculated to reimburse all applicable costs, including overhead, plus produce a profit for AYP Capital or such NEWCO, as the case may be. All of AYP Capital's and the NEWCOs' costs will be identified and booked promptly. AYP Capital will continue to use portions of systems also employed by APSC to account for those costs and segregate them by project. AYP Capital will retain such of its earnings as may remain after reimbursement to APSC of these costs and after the payment or funding of other costs and liabilities of AYP Capital and its subsidiaries. Some portion or all of the retained earnings of AYP Capital may be paid as dividends to APS.

                             PART IV.  REPORTING

            AYP Capital will provide, not later than 60 days following the end of each calendar quarter and 120 days after the end of each calendar year, a certificate of notification pursuant to Rule 24. Such certificates shall include the following:

            (1) An unaudited balance sheet and income statement for AYP Capital and one for each NEWCO, when established;

            (2) A narrative description of AYP Capital's activities during the quarter just ended and a total of expenses organized by segment (i.e. Energy Management Services, FUCOs and EWGs, Factoring of Accounts Receivable, and others), and within each segment, a narrative description of services rendered by project, and new developments and updates by project type;

            (3) Amounts and forms of: (i) guarantees of, and similar provisions and arrangements concerning, performance and undertaking of other obligations by AYP Capital, or any subsidiary of AYP Capital, which APS has granted and are currently effective; and (ii) indemnifications of and with respect to persons acting as sureties on bonds or other obligations on behalf of AYP Capital, or any subsidiary of AYP Capital, which APS has granted and are currently effective;

            (4) A description of services provided to associate companies which identifies the recipient company, the service and the charge to the associate. The method for computing the charge, with regard to FUCOs and EWGs, if different than at cost, will be set out; and

            (5) In connection with its factoring activities, (1) a balance sheet as of the end of the year, statement of income for the twelve months then ended and notes to the financial statements; (2) a listing of AYP Capital's and the Factoring NEWCO's principal amount of borrowings outstanding at the end of each year, which will contain the terms of each obligation, name of lending institution and effective cost of borrowing; (3) outstanding accounts receivable as of the end of each month, separated by associate and non-associate companies with each non-associate company listed separately and a detailed calculation of the annual discount for associate companies; (4) methodology used in computing the discount to associate companies; and
(5) calculation by month of AYP Capital's consolidated earnings coverage.

                                  SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        ALLEGHENY POWER SYSTEM, INC.



                                        By:   KLAUS BERGMAN
                                              Klaus Bergman
                                              Chief Executive Officer


                                        AYP CAPITAL, INC.



                                        By:   KLAUS BERGMAN
                                              Klaus Bergman
                                              President and
                                              Chief Executive Officer
Dated:  October 26, 1995
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